UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ------------------
                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               ------------------
                         For the month of November 2004

                        Commission File Number: 001-31368

                                 SANOFI-AVENTIS
                 (Translation of registrant's name into English)

                   174, avenue de France, 75013 Paris, FRANCE
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F    [X]             Form 40-F    [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes        [ ]                No       [X]

         If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

         On November 9, 2004, Sanofi-Aventis issued the press release attached hereto as Exhibit 99.1 stating that Aventis had announced that Aventis had sent to Genta Inc. a notice of termination of the agreements entered into by Aventis and Genta relating to the development of Genasense(R) (oblimersen sodium).
Exhibit 99.1 is incorporated herein by reference.

         On November 9, 2004, Sanofi-Aventis circulated the press announcement, attached hereto as Exhibit 99.2, issued on behalf of the RIO (Rimonabant In Obesity) Steering Committee announcing the results from the RIO-North America trial that show that first year improvements in cardiovascular risk factors are maintained in the second year of treatment. Exhibit 99.2 is incorporated herein by reference.


                                  EXHIBIT LIST

Exhibit No.                                 Description
----------                                  -----------
Exhibit 99.1 Press Release dated November 9, 2004, issued by Sanofi-Aventis, stating that Aventis had announced that Aventis had sent to Genta a notice of termination of the agreements entered into by Aventis and Genta relating to Genasense(R)

Exhibit 99.2 Press Announcement dated November 9, 2004, issued on behalf of the RIO Steering Committee

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: November 9, 2004                 SANOFI-AVENTIS


                                        By:       /s/ Jean-Claude Leroy
                                             -----------------------------------
                                             Name:    Jean-Claude Leroy
                                             Title:   Senior Vice President &
                                                      Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit No.                                   Description
----------                                    -----------
Exhibit 99.1 Press Release dated November 9, 2004, issued by Sanofi-Aventis, stating that Aventis had announced that Aventis had sent to Genta a notice of termination of the agreements entered into by Aventis and Genta relating to Genasense(R)


Exhibit 99.2 Press announcement dated November 9, 2004, issued on behalf of the RIO Steering Committee